Media release

Rio Tinto to reduce gross debt by $1.5 billion through its tender offers

5 May 2016

Rio Tinto will reduce its near term maturing gross debt by $1.5 billion after accepting for purchase a total of $141 million of debt under its Dutch Auction Offer and $1.359 billion under its Any and All Offer.

The final aggregate principal amount of Securities purchased under the Any and All Offer that expired on 27 April 2016 was $1.359 billion, including the guaranteed delivery procedures described in the Offer to Purchase.

The Dutch Auction Offer, which commenced on 21 April 2016 and will expire on 18 May 2016, was oversubscribed at 5pm, New York City time, on 4 May 2016 and therefore only $141 million of Dutch Auction Securities will be purchased. No Dutch Auction Securities tendered after the above time will be accepted. $80.2 million in aggregate principal amount of Rio Tinto Finance (USA) Limited 6.500 per cent Notes due 2018 will be purchased and $60.5 million in aggregate principal amount of Rio Tinto Finance (USA) plc 2.250 per cent Notes due 2018 will be purchased, pursuant to the Dutch Auction Offer. The Dutch Auction Securities purchased will be retired and cancelled and no longer remain outstanding.

The Clearing Premium has been calculated in accordance with the methodology described in the Offer to Purchase and is 30 basis points. The Base Spread less the Clearing Premium is 90 basis points.

					Base Spread
					less Clearing
		Principal Amount	Base Spread	Clearing Premium	Premium
Title of Security	CUSIP/ISIN	to be Purchased	(bps)	(bps)	(bps)

6.500% Notes	767201AC0/	$80,198,000	120	30	90
due 2018	US767201AC07

2.250% Notes	76720AAM8/	$60,477,000	120	30	90
due 2018	US76720AAM80

Dutch Auction Securities validly tendered with a Bid Premium that is equal to the Clearing Premium have been accepted for purchase on a prorated basis in the manner described in the Offer to Purchase using a proration factor of 30.12 per cent. All Dutch Auction Securities not accepted as a result of proration and all tenders of Dutch Auction Securities with a Bid Premium in excess of the Clearing Premium have been rejected from the Dutch Auction Offer.

The Reference Yield and the Dutch Auction Total Consideration for each series of the Dutch Auction Securities will be determined on 5 May 2016 at 11am, New York City time, using the methodology described in the Offer to Purchase. The settlement date for the Dutch Auction Securities to be purchased is expected to be 6 May 2016.

Capitalized terms in this announcement have the same meaning as assigned to them in the Offer to Purchase dated 21 April 2016.

The Lead Dealer Managers for the offers are Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC. The Co-Dealer Managers are BMO Capital Markets Corp., CIBC World Markets Corp., nabSecurities, LLC and TD Securities (USA) LLC.

Questions regarding the Dutch Auction Offers may be directed to:

Merrill Lynch, Pierce, Fenner & Smith	RBC Capital Markets, LLC
Incorporated
US Toll Free: 1 (888) 292-0070	US Toll Free: 1 (877) 381-2099
US Collect: 1 (980) 387-3907	US Collect: 1 (212) 618-7822
London: +44-20-7996-1103	London: +44-20-7029-7063

Copies of the Offer to Purchase may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3800 (toll-free) or +1 (212) 430 3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite	Bruce Tobin
T +44 20 7781 1623	T +61 3 9283 3612
M +44 7787 597 493	M +61 419 103 454

David Luff	Matthew Klar
T + 44 20 7781 1177	T +61 7 3625 4244
M + 44 7780 226 422	M +61 457 525 578

Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Grant Donald
T +44 20 7781 1262
M +44 7920 587 805

Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

NOTICE AND DISCLAIMER

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Securities or any other securities. The Companies are making the offers only by, and pursuant to, the terms of the Offer to Purchase. The offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Companies, the Guarantors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether Holders should tender or refrain from tendering their Securities in response to the Offers, how much they should tender or, in the case of the Dutch Auction Offer, at what premium any Dutch Auction Securities should be tendered. Each Holder must make his, her or its own decision as to whether to tender or refrain from tendering Securities, at what premium any Dutch Auction Securities should be tendered in the Dutch Auction Offer, and, if a Holder determines to tender, as to how many Securities of each Series to tender.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Companies, the Guarantors, the Dealer Managers the Depositary and the Information Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Order), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to Relevant Persons and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons, and this Offer to Purchase must not be relied or acted upon by persons other than Relevant Persons.

Belgium

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers in respect of each Series of Securities have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (“Authorite des services et marches financiers/Autoriteit financiele diensten en markten”) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the “Belgian Takeover Law”) as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, § 4 of the Belgian Takeover Law. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purposes or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offers in respect of each Series of Securities have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portfeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. Neither this announcement nor the Offer to Purchase has been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

A holder of Securities located in the Republic of Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

General

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Securities, and tenders of Securities in the Offers will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made on behalf of the relevant Company by such Dealer Manager or such affiliate, as the case may be, and no Offer is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed.